

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2022

Bryan Bullett
Chief Executive Officer
Bit Digital, Inc
33 Irving Place
New York, NY 10003

   Re: Bit Digital, Inc
     Amendment No. 3 to
     Registration Statement on Form F-3
     Filed March 31, 2022
     File No. 333-257934

Dear Mr. Bullett:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-3

Risk Factors, page 17

1. To the extent that any of your officers and directors are located in China or Hong Kong, please add a risk factor that addresses the difficulty of bringing actions against these individuals and enforcing judgments against them. In this regard, we note your disclosure in the last paragraph in your Enforceability of Civil Liabilities section on page 59.

Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Elliot H. Lutzker, Esq.